SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K



            /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                for the fiscal year ended December 30, 1998

                                    OR

          / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              for the transition period from ______ to ______

                      Commission file number 33-26150



                       CHESAPEAKE CORPORATION 401(k)
                     SAVINGS PLAN FOR HOURLY EMPLOYEES



                          CHESAPEAKE CORPORATION
                           1021 East Cary Street
                               P.O. Box 2350
                       Richmond, Virginia 23218-2350















INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBIT

                                                                      Page

Report of independent accountants                                       3

Financial statements:

  Statements of assets available for benefits with fund information
    at December 30, 1998 and December 31, 1997                        4-7

  Statements of changes in net assets available for benefits with fund information for the years ended December 30, 1998 and
    December 31, 1997                                                8-11

  Notes to financial statements                                     12-18


Supplemental schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes at
    December 30, 1998                                                  19

  Line 27a - Schedule of Assets Held for Investment Purposes Which
    Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 30, 1998

  Line 27b - Schedule of Loans or Fixed Income Obligations for
    The Year Ended December 30, 1998                                    *

  Line 27c - Schedule of Leases in Default or Classified as
    Uncollectible for the Year Ended December 30, 1998                  *

  Line 27d - Schedule of Reportable Transactions for the Year
    Ended December 30, 1998                                            20

  Line 27e - Schedule of Non-exempt Transactions for the Year
    Ended December 30, 1998                                             *

  * There were no such transactions or obligations or leases in default.


Exhibit:

  23 - Consent of PricewaterhouseCoopers LLP



                                    -1-


SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   CHESAPEAKE CORPORATION 401(k)
                                   SAVINGS PLAN FOR HOURLY EMPLOYEES


                                   By: /s/ Thomas A. Smith
                                       -------------------
                                           Thomas A. Smith
                                           Vice President - Human
                                           Resources and Chairman of
                                           the Committee



June 15, 1999



























                                    -2-
Report of Independent Accountants

To the Chesapeake Corporation 401(k) Savings
  Plan for Hourly Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") at December 30, 1998, and December 31, 1997, and the changes in net assets available for benefits for the years ended December 30, 1998, and December 31, 1997 in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, assets held for investment purposes which were both acquired and disposed of within the Plan year, reportable transactions, and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.
                                     /S/PRICEWATERHOUSECOOPERS LLC
                                     -----------------------------
                                        PRICEWATERHOUSECOOPERS LLC
Richmond, Virginia
June 15, 1999
                                    -3-

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 30, 1998

                          Chesapeake   Partners  Diversified  LaSalle
                            Common      Trust       Equity     Income
                          Stock Fund     Fund        Fund    Plus Fund
                         -----------  ----------  ---------- ---------
Assets:
 Investments (Notes 1b,
 10, and 11):
  Equity investments
   (cost $1,266,144)                   $344,192   $374,519
  Fixed income
   investments (cost
   $343,238)
  Chesapeake Corporation
   common stock (cost
   $180,107)                $207,090
  Money market
   investments (cost
   $218,859)                  12,183                        $206,676
  Loans to participants
   (Note 5)
 Receivables:
  Accrued income                  56                           1,078
  Employee contributions       5,968      8,149      6,571     2,832
  Employer contributions       3,031      4,268      3,800     2,591
  Other receivables                       1,327      1,896     1,020
                            --------   --------   --------  --------
    Total assets             228,328    357,936    386,786   214,197

Liability:
  Other liabilities                       1,327      1,896     1,020
                            --------   --------   --------  --------
    Net Assets available
     for benefits           $228,328   $356,609   $384,890  $213,177
                            ========   ========   ========  ========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED December 30, 1998

                           American
                           Century
                            Ultra      Phoenix   Dreyfus A
                          Investors   High Yield   Bond    Participant
                          Stock Fund     Fund      Fund       Loans     Total
                          ----------  ---------- --------  -----------  -----
Assets:
 Investments (Notes 1b,
 10, and 11):
  Equity investments
   (cost $1,266,144)        $752,151                                             $1,470,862
  Fixed income
   investments (cost
   $343,238)                           $130,547   $191,068               321,615
  Chesapeake Corporation
   common stock (cost
   $180,107)                                                                        207,090
  Money market
   investments (cost
   $218,859)                                                                        218,859
  Loans to participants
   (Note 5)                                                             $125,687    125,687
 Receivables:
  Accrued income                                                                      1,134
  Employee contributions      14,861      3,624      4,426                46,431
  Employer contributions       8,312      2,131      2,464                26,597
  Other receivables           66,461      1,102        953     8,059      80,818
                            --------   --------   --------  --------  ----------
    Total assets             841,785    137,404    198,911   133,746   2,499,093

Liability:
  Other liabilities           66,461      1,102        953     8,059      80,818
                            --------   --------   --------  --------  ----------
    Net Assets available
     for benefits           $775,324   $136,302   $197,958  $125,687  $2,418,275
                            ========   ========   ========  ========  ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1997

                          Chesapeake   Partners  Diversified  LaSalle
                            Common      Trust       Equity     Income
                          Stock Fund     Fund        Fund    Plus Fund
                         -----------  ---------- ----------- ---------
Assets:
 Investments (Notes 1b,
 10, and 11):
  Equity investments
   (cost $816,754)                     $232,636   $238,534
  Fixed income
   investments (cost
   $208,145)
  Chesapeake Corporation
   common stock (cost
   $132,325)                $149,256
  Money market
   investments (cost
   $144,696)                  11,429                        $133,267
  Loans to participants
   (Note 5)
 Receivables:
  Accrued income                  44     21,814         13       684
  Employer contributions       1,339      2,363      1,952       887
                            --------   --------   --------  --------
    Total assets             162,068    256,813    240,499   134,838

Liability:
  Other liabilities            2,170     24,177      1,956     1,571
                            --------   --------   --------  --------
    Net Assets available
     for benefits           $159,898   $232,636   $238,534  $133,267
                            ========   ========   ========  ========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED December 31, 1997

                           American
                           Century
                            Ultra      Phoenix   Dreyfus A
                          Investors   High Yield   Bond     Participant
                          Stock Fund     Fund      Fund        Loans     Total
                          ----------  ---------- ---------- -----------  -----
Assets:
 Investments (Notes 1b,
 10, and 11):
  Equity investments
   (cost $816,754)          $390,112                                             $  861,282
  Fixed income
   investments (cost
   $208,145)                           $ 86,072   $128,486               214,558
  Chesapeake Corporation
   common stock (cost
   $132,325)                                                                        149,256
  Money market
   investments (cost
   $144,696)                                                                        144,696
  Loans to participants
   (Note 5)                                                             $ 51,610     51,610
 Receivables:
  Accrued income              78,837        638        635       601     103,266
  Employer contributions       3,665      1,035      1,001                12,242
                            --------   --------   --------  --------  ----------
    Total assets             472,614     87,745    130,122    52,211   1,536,910

Liability:
  Other liabilities           82,502      1,673      1,636       601     116,295
                            --------   --------   --------  --------  ----------
    Net Assets available
     for benefits           $390,112   $ 86,072   $128,486  $ 51,610  $1,420,615
                            ========   ========   ========  ========  ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 30, 1998

<Caption
                          Chesapeake   Partners  Diversified  LaSalle
                            Common      Trust       Equity    Income
                          Stock Fund     Fund        Fund    Plus Fund
                         -----------  ---------- ----------- ---------
Additions:
 Interest and dividends
  (Note 1b)                 $  4,445                        $ 10,945
 Contributions (Notes 3
   and 4):
    Employee                  85,189   $139,528   $116,215    67,634
    Employer                  13,951     20,429     17,903    10,018
 Net appreciation
   (depreciation) in fair
   value of investments
   (Note 1b)                  12,895     15,496     71,608
                            --------   --------   --------  --------
                             116,480    175,453    205,726    88,597
Deductions:
 Distributions to
  participating employees
  (Note 6)                     6,404     11,681      8,815    13,060
 Administrative fees                                 1,944       505
                            --------   --------   --------  --------
                               6,404     11,681     10,759    13,565
                            --------   --------   --------  --------
    Net increase (decrease)  110,076    163,772    194,967    75,032
                            --------   --------   --------  --------
Interfund transfers, net    (30,583)    (28,156)   (16,701)    4,625

Interplan transfers, net    (11,063)    (11,643)   (31,910)      253

Net assets available for
 benefits, beginning of year 159,898    232,636    238,534   133,267
                            --------   --------   --------  --------
Net assets available for
 benefits, end of year      $228,328   $356,609   $384,890  $213,177
                            ========   ========   ========  ========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED for the year ended December 30, 1998

                           American
                           Century
                            Ultra      Phoenix   Dreyfus A
                          Investors   High Yield    Bond    Participant
                          Stock Fund     Fund       Fund       Loans     Total
                          ----------  ---------- ---------- -----------  -----
Additions:
 Interest and dividends
  (Note 1b)                           $ 10,366   $ 12,122    $  6,753    $   44,631
 Contributions (Notes 3
  and 4)
   Employee                 $247,790    57,502     65,023                   778,881
   Employer                   37,474     9,643     10,936                   120,354
 Net appreciation
  (depreciation) in fair
  value of investments
  (Note 1b)                  163,428   (19,302)    (8,690)                  235,435
                            --------  --------   --------    --------    ----------
                             448,692    58,209     79,391       6,753     1,179,301
Deductions:
 Distributions to
  participating employees
  (Note 6)                    47,372     6,234      7,662       8,873       110,101
 Administrative fees                                                          2,449
                            --------  --------   --------    --------    ----------
                              47,372     6,234      7,662       8,873       112,550
                            --------  --------   --------    --------    ----------
    Net increase (decrease)  401,320    51,975     71,729      (2,120)    1,066,751
                            --------  --------   --------    --------    ----------
Interfund transfers, net     (5,188)    (1,625)     1,431      76,197

Interplan transfers, net    (10,920)      (120)    (3,688)                  (69,091)

Net assets available for
 benefits, beginning of year 390,112    86,072    128,486      51,610     1,420,615
                            --------  --------   --------    --------    ----------
Net assets available for
 benefits, end of year      $775,324  $136,302   $197,958    $125,687    $2,418,275
                            ========  ========   ========    ========    ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1997

                          Chesapeake   Partners  Diversified  LaSalle
                            Common      Trust       Equity     Income
                          Stock Fund     Fund        Fund    Plus Fund
                         -----------  ---------- ----------- ---------
Additions:
 Interest and dividends
  (Note 1b)                 $  3,141   $    943             $  7,729
 Contributions (Notes 3
   and 4):
    Employee                  88,057    121,973   $107,883    62,022
    Employer                   6,233      5,181      5,269     2,817
 Net appreciation in fair
   value of investments
   (Note 1b)                  10,855     43,378     54,284
                            --------   --------   --------  --------
                             108,286    171,475    167,436    72,568
Deductions:
 Distributions to
  participating employees
  (Note 6)                     6,551      9,013      3,717     3,352
 Administrative fees                                 1,293       338
                            --------   --------   --------  --------
                               6,551      9,013      5,010     3,690
                            --------   --------   --------  --------
    Net increase             101,735    162,462    162,426    68,878
                            --------   --------   --------  --------
Interfund transfers, net     (22,875)     6,412      3,388    (7,116)

Interplan transfers, net       4,544       (788)      (101)     (645)

Net transfer of plan assets
 to St. Laurent Paperboard
 Inc. (Note 14)              (22,539)   (61,481)   (61,685)  (84,126)

Net assets available for
 benefits, beginning of year  99,033    126,031    134,506   156,276
                            --------   --------   --------  --------
Net assets available for
 benefits, end of year      $159,898   $232,636   $238,534  $133,267
                            ========   ========   ========  ========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED for the year ended December 31, 1997

                           American
                           Century
                            Ultra      Phoenix   Dreyfus A
                          Investors   High Yield    Bond    Participant
                          Stock Fund     Fund       Fund       Loans     Total
                          ----------  ---------- ---------- -----------  -----
Additions:
 Interest and dividends
  (Note 1b)                $     148  $  6,343   $  6,527    $  2,174   $   27,005
 Contributions (Notes 3
  and 4)
   Employee                  219,968    50,606     68,205     400,349    1,119,063
   Employer                    8,974     2,277      2,973                   33,724
 Net appreciation in fair
  value of investments
  (Note 1b)                   58,494     2,467      3,206                  172,684
                            --------  --------   --------    --------   ----------
                             287,584    61,693     80,911     402,523    1,352,476
Deductions:
 Distributions to
  participating employees
  (Note 6)                    11,189     3,208      4,262     400,096      441,388
 Administrative fees                                                         1,631
                            --------  --------   --------    --------   ----------
                              11,189     3,208      4,262     400,096      443,019
                            --------  --------   --------    --------   ----------
    Net increase (decrease)  276,395    58,485     76,649       2,427      909,457
                            --------  --------   --------    --------   ----------
Interfund transfers, net     (19,296)   (1,977)    (2,218)     43,682

Interplan transfers, net      (4,419)   (1,018)    (3,232)     (6,385)     (12,044)

Net transfer of plan assets
 to St. Laurent Paperboard
 Inc. (Note 14)             (108,436)  (28,915)   (27,248)                (394,430)

Net assets available for
 benefits, beginning of year 245,868    59,497     84,535      11,886      917,632
                            --------  --------   --------    --------   ----------
Net assets available for
 benefits, end of year      $390,112  $ 86,072   $128,486    $ 51,610   $1,420,615
                            ========  ========   ========    ========   ==========

The accompanying notes are an integral part of the financial statements.

                                      -11-
CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies:

    a.   General

    The Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") covers eligible hourly employees of Chesapeake Corporation's (the "Company" or "Employer") building products division, certain display and packaging division locations, and certain Wisconsin Tissue Mills, Inc. locations, as described in the Plan agreement. The Plan's assets are held by the Bank of New York (the "Trustee"). The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with generally accepted accounting principles.

    b.   Investment Valuation and Income

    Investments are stated at fair value determined as follows:

         Mutual and money market funds - Quoted market value
         Chesapeake common stock       - Last published sale price on the
                                         New York Stock Exchange
         Loans to participants         - Balances due which approximate
                                         fair value

    Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net appreciation (depreciation) in the fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

    c.   Risks and Uncertainties

    The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.



                                   -12-
NOTES TO FINANCIAL STATEMENTS, Continued

1.   Summary of Significant Accounting Policies, continued:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2.   Description of Plan:

    The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 2104 West Laburnum Avenue, Richmond, Virginia 23227.

3.   Employee Contributions:

    A participant may elect to defer receipt of 1% to 10% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed $10,000 per participant in any taxable year.

4.   Employer Contributions:

    The Plan provides for discretionary matching contributions ranging from 20% to 50% of the participant's elective deferral contribution. Matching contributions from the Company are limited to annual dollar and percentage thresholds which vary depending upon location. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. The Company may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

    In addition, effective January 1, 1998, the Employer established a fixed minimum contribution to be made to the Plan as determined by the Employer each Plan year. Total Employer contributions to the Plan, including salary deferrals and matching contributions, will never be less than the established fixed minimum contribution; if actual contributions are less than the minimum, then a supplemental contribution would be made by the Employer to the Plan. The minimum employer contribution for the Plan year is allocated to each individual who is a participant on the first day of the Plan year and who has made an elective deferral contribution during the Plan year.



                                   -13-
NOTES TO FINANCIAL STATEMENTS, Continued

5.   Participant Loans:

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus one percent as determined monthly by the Plan administrator. Interest rates range from 8.75% to 9.50%. Principal and interest is paid ratably through payroll deductions.

6.   Distributions:

    Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. Effective January 1, 1998, if the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

7.   Forfeitures:

   Forfeitures resulting from separation from service are held in the Plan and serve to reduce Employer contributions under certain conditions described in the Plan document. The balance of forfeited nonvested accounts was $1,189 and $369 at December 30, 1998 and December 31, 1997, respectively.

8.   Plan Expenses:

    Expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

9.   Plan Termination:

    While the Company has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee.

                                   -14-
NOTES TO FINANCIAL STATEMENTS, Continued

10.  Investment Options:

    Participants may elect to have amounts credited to their accounts in the Plan invested in 1% increments in Chesapeake Common Stock, the Partners Trust Fund, Diversified Equity Fund, LaSalle Income Plus Fund, American Century Ultra Investors Fund, Phoenix High Yield A Fund, or the Dreyfus A Bond Plus Fund. The following is the number of participants in each of the investment options as of December 30, 1998, and December 31, 1997:

                                           1998       1997
                                           ----       ----
    Chesapeake Common Stock Fund           342        155
    Partners Trust Fund                    519        227
    Diversified Equity Fund                462        209
    LaSalle Income Plus Fund               305        145
    American Century Ultra Investors Fund  685        301
    Phoenix High Yield A Fund              320        143
    Dreyfus A Bond Plus Fund               359        162


   A description of the investment options currently available to participants is as follows:

   Chesapeake Common Stock Fund: This investment option consists of shares of the common stock of Chesapeake Corporation that are purchased by the Plan's Trustee at fair market value in the open market, in private transactions, or directly from Chesapeake Corporation.

   Partners Trust Fund: This fund, managed by Neuberger & Berman, invests primarily in common stock and, to a lesser extent, short-term money market instruments and other debt securities.

   Diversified Equity Fund: This fund, managed by Associated Bank, invests primarily in common stock of domestic and foreign publicly held corporations.

   LaSalle Income Plus Fund: This fund, managed by LaSalle National Bank, invests in instruments designed to preserve capital, maximize income and provide liquidity without sacrificing credit quality. Investments include U.S. Government Securities, bank investment contracts and guaranteed investment contracts issued by insurance companies.

   American Century Ultra Investors Fund: This fund invests primarily in common stock that are considered to have better than average prospects for appreciation.



                                   -15-
NOTES TO FINANCIAL STATEMENTS, Continued

10.  Investment Options, continued:

   Phoenix High Yield A Fund: This fund, managed by Phoenix investments, intends to invest at least 65% of the value in high yield, high risk income securities.

   Dreyfus A Bond Plus Fund: This fund, managed by Dreyfus Corporation, invests primarily in higher-quality corporate and government bonds to seek income with preservation of capital.

11.  Investments:

   The investments are held in trust funds which are administered by the Trustee.

   The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

   Investments at December 30, 1998 held by the trustee consist of:

                                     Number                       Fair
                                   of Shares       Cost          Value
                                   ---------       ----          -----
Investments at fair value as
 determined by quoted market
 price:
  Equity funds:
   Partners Trust Fund                 19,048   $  321,103     $  344,192
   Diversified Equity Fund             15,395      261,087        374,519
   American Century Ultra
    Investors Fund                     22,513      683,954        752,151
  Fixed income funds:
   Dreyfus A Bond Plus Fund            13,648      197,322        191,068
   Phoenix High Yield A Fund           16,758      145,916        130,547
  Common stock:
   Chesapeake Corporation               5,616      180,107        207,090
  Money market funds:
   LaSalle Income Plus Fund           206,676      206,676        206,676
   Short-term investments              12,183       12,183         12,183
                                                ----------     ----------
                                                $2,008,348     $2,218,426
                                                ==========     ==========
  Participant loans                             $  125,687     $  125,687
                                                ==========     ==========




                                   -16-
NOTES TO FINANCIAL STATEMENTS, Continued

11. Investments, continued:

    Investments at December 31, 1997 held by the Trustee consist of:

                                     Number                       Fair
                                   of Shares       Cost          Value
                                   ---------       ----          -----
Investments at fair value as
 determined by quoted market
 price:
  Equity funds:
   Partners Trust Fund                 13,324   $  212,377     $  232,636
   Diversified Equity Fund             11,507      185,316        238,534
   American Century Ultra
    Investors Fund                     14,290      419,061        390,112
  Fixed income funds:
   Dreyfus A Bond Plus Fund             8,753      125,810        128,486
   Phoenix High Yield A Fund            9,386       82,335         86,072
  Common stock:
   Chesapeake Corporation               4,342      132,325        149,256
  Money market funds:
   LaSalle Income Plus Fund           133,267      133,267        133,267
   Short-term investments              11,429       11,429         11,429
                                                ----------     ----------
                                                $1,301,920     $1,369,792
                                                ==========     ==========
  Participant loans                             $   51,610     $   51,610
                                                ==========     ==========

12.  Tax Status:

   The Plan obtained its latest determination letter on May 20, 1996, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and the Plan administrator believe that the Plan is designed and is currently being operated in accordance with all applicable rules and regulations.

13.  Plan Amendments:

   Effective for the period beginning January 1, 1998, the Plan year end was changed to December 30. In addition, effective January 1, 1998, the Plan was amended to establish a fixed minimum contribution to be made by the Employer each Plan Year, as described in Note 4.




                                   -17-
NOTES TO FINANCIAL STATEMENTS, Continued

14.  Sale of Kraft and Packaging Operations:

   On May 23, 1997, Chesapeake sold certain kraft and packaging operations to St. Laurent Paperboard Inc. ("St. Laurent"). In connection with this transaction, all participants who were employed by the operations which were sold had their accounts transferred out of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees and into a plan sponsored by St. Laurent. The net value of the accounts transferred from the Plan to St. Laurent was $394,430.

15.  Subsequent Event:

   In April 1999, the Employer announced that it had signed letters of intent to sell certain timberlands and its building products businesses. These sales, which are anticipated to close in the third quarter of 1999, will impact certain participants in the Plan.








































                                   -18-
Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 30, 1998



SECURITY DESCRIPTION     SHARES/UNITS/PAR VALUE       COST   MARKET VALUE
--------------------     ----------------------       ----   ------------
COMMON STOCKS

 CHESAPEAKE CORPORATION                5,616.00   180,107.25   207,090.00

     TOTAL COMMON STOCKS               5,616.00   180,107.25   207,090.00

OTHER ASSETS

 AMERICAN CENTY ULTRA FD INV          22,512.75   683,954.29   752,151.18

 ASSOCIATED BANK DIV EQ FD            15,395.17   261,086.93   374,518.52
  VALUE AS REPORTED BY ASSOCIATED

 CHESAPEAKE CORP                     125,687.25   125,687.25   125,687.25
  LOANS TO PARTICIPANTS

 DREYFUS A BD PLUS MUTUAL FD          13,647.74   197,321.67   191,068.37

 LASALLE INTEREST INCOME FUND        206,675.54   206,675.54   206,675.54
  VALUE AS REPORTED BY LASALLE

 NEUBERGER BERMAN PARTNERS TRUST      19,047.69   321,103.30   344,191.79
  VALUE AS REPORTED BY NEUBERGER

 PHOENIX SER FD HIGH YIELD FD         16,758.24   145,915.68   130,546.76

     TOTAL OTHER ASSETS              419,724.38 1,941,744.66 2,124,839.41

SHORT TERM INVESTMENTS

 COLLECTIVE SHORT TERM INVEST FD      12,182.94    12,182.94    12,182.94
  NON-DISCRETIONARY

     TOTAL SHORT TERM INVESTMENTS     12,182.94    12,182.94    12,182.94

     TOTAL INVESTMENTS               437,523.32 2,134,034.85 2,344,112.35















                                   -19-
Line 27d-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR for the year ended December 30, 1998



SECURITY DESCRIPTION     SHARES/UNITS/PAR VALUE       COST   MARKET VALUE
--------------------     ----------------------       ----   ------------

CHESAPEAKE CORP - ACQUISITIONS       124,175.81   124,175.81
                  DISPOSITIONS        50,098.40                 50,098.40

   TOTAL ACQUISITIONS:               124,175.81   124,175.81
         DISPOSITIONS:                50,098.40                 50,098.40












































                                   -20-
Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 30, 1998



                              NO OF   NO OF TOTAL VALUE TOTAL VALUE   NET
ISSUE                       PURCHASES SALES  PURCHASES    SALES     GAIN/LOSS
-----                       --------- ----- ----------- ----------- ---------

COMMON STOCKS

 CHESAPEAKE CORP               20       12   70,694.51  25,756.30   2,843.86

OTHER ASSETS

 LASALLE INTEREST INCOME FUND  89       35   99,752.16  26,344.11        .00

 ASSOCIATED BANK DIV EQ FD     82       55  131,390.79  43,124.40  11,394.21

 CHESAPEAKE CORP               37       60  124,175.81  41,225.90        .00

 AMERICAN CENTURY ULTRA FUND   90       41  330,352.38  68,919.83   3,460.44

 DREYFUS A BONDS PLUS FUND     94       22   91,997.92  20,547.76      61.68

 NEUBERGER BERMAN PARTNERS
  TRUST                        84       44  161,569.75  57,001.08   4,157.74

 PHOENIX HIGH YIELD FUND (A)   83       18   75,005.70  11,228.17    (196.73)

SHORT TERM INVESTMENTS

 COLLECTIVE SHORT TERM
  INVEST FD                    98       50  117,690.68 116,936.94        .00


























                                   -21-
Line 27e-SCHEDULE OF NON-EXEMPT TRANSACTIONS for the year ended December 30, 1998

      a.          b.                c.           d.      e.      f.
Identity of  Relationship     Description of Purchase Selling Lease
 party     to plan, employer  transactions    Price   Price  Rental
 involved  or other party-in  including
               interest      maturity date,
                              rate of
                              interest,
                              collateral,
                              par or maturity
                              value



 Chesapeake     Plan sponsor  Failure to remit
 Corporation                  participant contributions
                              within 15 business days
                              of the month following
                              the contribution on
                              three separate occasions*


    g.            h.          i.            j.
Expense          Cost      Current       Net gain
incurred in       of        value         (loss)
connection      asset        of          on each
with trans-                 asset         trans-
action                                   action


                          $52,833
                          for the
                          total of
                          the three
                          separate
                          occasions

*Delayed remittance was the result of complications associated with the implementation of a new payroll system. The Plan sponsor subsequently rectified the situation; the allocation of participant investment earnings was recalculated assuming that participant contributions were remitted in a timely manner. Participants' accounts were then credited with any favorable difference.















                                      -22-

                                                       EXHIBIT 23.1






CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-26150) of Chesapeake Corporation of our report dated June 15, 1999 on the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees, appearing on page 3 of this Form 11-K.



                                   /S/ PRICEWATERHOUSECOOPERS LLP
                                   -----------------------------
                                       PRICEWATERHOUSECOOPERS LLP



Richmond, Virginia
June 15, 1999





























                                   -23-